
THE CLOROX COMPANY
11008380
Received SEC
OCT 0 3 2011
Washington, DC 20549
Think Outside the Bottle
2011 ANNUAL REPORT:
OUR FINANCIAL, ENVIRONMENTAL,
SOCIAL AND GOVERNANCE PERFORMANCE
BRITA
Makes Tap Water Taste Great Anywhere
GLAD
FORCEFLEX
febreze
BURT'S BEES
KC Masterpiece
BARBECUE SAUCE
ORIGINAL
Máxima Limpieza
green works
Pine-Sol
CLOROX 2
Stain Fighter
Color Booster
READY FASTER and BURNS LONGER!
KINGSFORD
Fresh Step

ABOUT THIS REPORT

At Clorox, our financial performance and our ongoing commitment to corporate responsibility (CR) go hand in hand. That's why we have taken the important step to integrate our financial, environmental, social and governance performance in one report. Our success in each of these areas matters to our stockholders and a range of other stakeholders, including employees, consumers, customers, government and nongovernment organizations, business partners and our communities.

We've organized this year's report according to our strategic focus on five key pillars: Performance, Products, People, Planet and Purpose. You will learn more about these pillars throughout the report.

Questions or comments about Clorox's annual report can be directed to corporate.communications@clorox.com.


Ranch

REPORTING PERIOD


CLOROX

Unless otherwise noted, the data in this report covers our wholly- and majority-owned operations during fiscal year 2011 (July 1, 2010, through June 30, 2011), with the exception of our environmental sustainability data, which is tracked on a calendar-year basis. In some instances, we have included data from prior years to show year-over-year comparisons. We plan to issue an integrated report annually.

GLOBAL REPORTING INITIATIVE

We developed our CR and sustainability content according to the Global Reporting Initiative (GRI) G3.1 Guidelines, which provide a recommended framework and indicators for reporting. We also sought third-party verification of our greenhouse gas emissions. Based on the number of GRI disclosures we include, our report met a GRI-checked application of "B+". Our GRI Content Index, which details the location of our GRI standard disclosures in this report and on our corporate website, can be found on pages 33-37. Information on the G3.1 Guidelines and application levels is available at www.globalreporting.org.


Global
Reporting
Initiative™

Statement
GRI Application Level Check

GRI hereby states that **The Clorox Company** has presented its report "Think Outside the Bottle: Financial, Environmental and Social Performance" (2010 - 2011) to GRI's Report Services which have concluded that the report fulfills the requirement of Application Level B+.

GRI Application Levels communicate the extent to which the content of the G3.1 Guidelines has been used in the submitted sustainability reporting. The Check confirms that the required set and number of disclosures for that Application Level have been addressed in the reporting and that the GRI Content Index demonstrates a valid representation of the required disclosures, as described in the GRI G3.1 Guidelines.

Application Levels do not provide an opinion on the sustainability performance of the reporter nor the quality of the information in the report.

Amsterdam, 20 September 2011




B+
GRI REPORT
GRI CHECKED

Nelmara Arbex
Deputy Chief Executive
Global Reporting Initiative

The "+" has been added to this Application Level because The Clorox Company has submitted (part of) this report for external assurance. GRI accepts the reporter's own criteria for choosing the relevant assurance provider.

The Global Reporting Initiative (GRI) is a network-based organization that has pioneered the development of the world's most widely used sustainability reporting framework and is committed to its continuous improvement and application worldwide. The GRI Guidelines set out the principles and indicators that organizations can use to measure and report their economic, environmental, and social performance. www.globalreporting.org

Disclaimer: Where the relevant sustainability reporting includes external links, including to audio visual material, this statement only concerns material submitted to GRI at the time of the Check on 5 September 2011. GRI explicitly excludes the statement being applied to any later changes to such material

THINK FORWARD

In 1913, five entrepreneurs saw the salt ponds in San Francisco Bay in a new light. Their idea: Convert the abundant brine into bleach using an electrical current.

Almost a century later, Clorox® bleach is an iconic household product and the namesake of our $5.2 billion company. The Clorox Company continues to grow and thrive, focusing on our mission: We make everyday life better, every day. And we are actively measuring and reporting our progress in the key areas of our business:

Performance  Achieving financial success with transparency, strong governance and corporate responsibility embedded in our operations

Products  Delivering responsible products, made responsibly

People  Promoting diversity and inclusion, opportunity and respectful treatment for everyone who touches our business

Planet  Shrinking our environmental footprint while growing our business

Purpose  Safeguarding family well-being, every day

Read on to see how bold, fresh and innovative thinking continues to drive our success in each of these areas and enables us to make a positive impact in our communities.



PERFORMANCE

THINK ABOUT SUSTAINABLE GROWTH



"As we approach the company's 100-year anniversary in 2013, I remain confident we have the right people, brands and capabilities to successfully execute our Centennial Strategy."

Clorox Stockholders:

When people ask me about the key to our company's growth and success, my answer is innovation. In today's challenging economic environment, it's more important than ever for all of us at Clorox to innovate across all aspects of our business. Whether it's continuing to delight our consumers with new products that make everyday life better or supporting the well-being of communities through our corporate responsibility initiatives, we challenge ourselves to "think outside the bottle" to deliver growth and value for all our stockholders.

This year, for the first time, we integrated our annual financial and corporate responsibility reports, bringing to life our innovative approaches in the areas of Performance, Products, People, Planet and Purpose. These five pillars represent the intersection of our business and social imperatives.

As we approach the company's 100-year anniversary in 2013, I remain confident we have the right people, brands and capabilities to successfully execute our Centennial Strategy and build on our strong track record of delivering significant value for all our stockholders. I'd like to highlight some key accomplishments from fiscal year 2011, and why we feel confident about our plans for fiscal year 2012 and beyond.

We delivered a strong finish to fiscal year 2011.

I'm proud of our organization's ability to effectively execute and manage the factors within our control during one of the most challenging periods in decades. Fiscal 2011 was characterized by a slow economic recovery, declining U.S. categories, rising commodity costs and the devaluation of foreign currencies. As anticipated, we had some challenges in the first half. However, despite the challenging environment, we achieved higher growth in the second half, with net sales increasing 3 percent, earnings from continuing operations growing 6 percent, and diluted earnings per share (EPS) from continuing operations up 11 percent. For fiscal year 2011 results, see Our Scorecard on pages 8-9.

We continued to make substantial progress on our Centennial Strategy.

Relentless focus on innovation across the organization is one of the common threads in delivering on our four key strategic commitments:

Win With Superior Capabilities in the "3Ds": Desire, Decide and Delight — Clorox has a leading portfolio of brands that are No. 1 or No. 2 in their categories. In fiscal 2011, we continued to execute with excellence across our "3D" demand-creation model, shown by the increased market share of our brands. We recorded more share growth over the past three fiscal years than any branded



$2.7 billion Returned to Stockholders
Over the Last 5 Fiscal Years

100% Dividend Increase
In the Last 5 Years

competitor or private label in our categories, and achieved all-time-high total company market share of 27.9 percent, up 1.4 percentage points since fiscal 2008. We continued to address the challenge of declining categories through strong innovation. We delivered 2.8 percent of incremental sales from innovation, marking the ninth consecutive year we've met or exceeded our annual innovation target of 2 percentage points of incremental sales growth from new products. And we've made sustainability improvements[1] to 16 percent of our product portfolio since fiscal year 2009, putting us in a strong position to achieve our Centennial environmental goal of 25 percent.

Accelerate Growth in and Beyond the Core — We continued to capitalize on the global consumer "megatrends" of health and wellness, sustainability, the multicultural marketplace and affordability/value to drive growth from our existing businesses and new sources. We divested our Auto Care businesses in order to reshape our portfolio on more strategic businesses. With our global growth platforms, such as Stop the Spread of Infection, we have the strategies and plan to invest the resources necessary to capitalize on pivotal consumer trends that span global markets.

Relentlessly Drive Out Waste — At Clorox, we have tremendous cost discipline and remain focused on operational excellence. In fiscal 2011, we delivered $110 million in cost savings. In fact, we've delivered about $100 million or more in savings every fiscal year since 2003. We continued to streamline our operating model to be more effective and efficient, and invested in improving our global information technology processes and systems. We also delivered cost savings and efficiencies through our environmental sustainability initiatives, reducing our greenhouse gas emissions, energy and water use, and solid waste across the company.

Be a High-Performance Organization of Enthusiastic Owners — We have some of the most talented and enthusiastic employees in the business. Based on our annual employee engagement survey, the percentage of employees who consider themselves highly engaged reached a new high and significantly exceeded the 2011 global benchmark for employee engagement.[2] In 2011, we continued driving our corporate responsibility strategy across the company, as an integrated part of our culture and business.

We continued our history of strong cash flow, a Clorox hallmark.

Our priorities for cash flow remain the same: supporting our dividend, pursuing strategic acquisitions and returning excess cash to stockholders. In fiscal 2011, we returned nearly $1 billion to stockholders in the form of dividends and share repurchases. Over the last five fiscal years, from July 1, 2006, through June 30, 2011, we returned $2.7 billion to stockholders through dividends and share repurchases.

[1]Redesign of product formulation or packaging to reduce materials and waste
[2]Corporate Executive Council survey of 250,000 employees at companies around the world

3-Year Total Stockholder Return


60%
45%
30%
15%
0
-15%
-30%
2008
2009
2010
2011
Clorox: +43%
Peers: +34%
S&P 500: +10%

June 30, 2008, through June 30, 2011 (assumes reinvestment of quarterly dividends). Peer companies—an average of 17 consumer packaged goods companies, excluding Clorox, used for benchmarking purposes.

We've increased total annual dividends paid to Clorox stockholders every year for the past 34 years. Over the past five years, we have doubled the dividend from $1.20 to $2.40 per share. Most recently in May, we announced a 9 percent increase in our quarterly cash dividend versus the previous year.

We remain committed to delivering value to our stockholders. Over the past three fiscal years, since the beginning of the global recession, Clorox has delivered a 43 percent increase in total stockholder returns, versus 34 percent for our 17-company peer group and 10 percent for the S&P 500 (see chart above).

We have continued to give back to our communities. Since its founding in 1980, The Clorox Company Foundation has awarded cash grants totaling more than $84 million to nonprofit organizations, schools and colleges. In fiscal 2011 alone, the foundation awarded more than $4 million in cash grants and Clorox made product donations valued at $13 million.

By continuing to stay focused on innovation and a "think outside the bottle" approach across our entire business, I'm confident we can continue to deliver sustainable, long-term growth and value for all our stockholders. Looking ahead, we believe our robust innovation pipeline will enable category growth, our infrastructure investments will provide platforms for growth and efficiencies, and our strong cost-savings programs will contribute to margin expansion.

Most importantly, we have an organization of 8,100 highly engaged and talented employees committed to bringing you innovative products that make everyday life better, every day. Thank you for your continued support.

Sincerely,

Donald R. Knauss

Donald R. Knauss
Chairman and Chief Executive Officer
August 25, 2011





Company PROFILE

Clorox is a global company with leading brands that have become household names: our namesake bleach and cleaning products; Green Works® naturally derived cleaning products; Ayudín® and Poett® home care products; Pine-Sol® dilutable cleaner; Fresh Step® cat litter; Kingsford® charcoal; Hidden Valley® and K C Masterpiece® dressings and sauces; Brita® water-filtration products; Glad® bags, wraps and containers; and Burt's Bees® natural personal care products.

We manufacture products in more than two dozen countries and market them in more than 100 countries. Clorox trades on the New York Stock Exchange under the symbol CLX.

FY Ending June 30, 2011

Sales $5.2 billion

Employees 8,100

NEARLY **90%** OF OUR BRANDS RANK **No. 1** OR **No. 2** IN MARKET SHARE*

*Source: IRI for U.S. FDKT for the past 52 weeks, ending June 26, 2011. Rest of world is IRI or Nielsen-tracked channels for the past 52 weeks, ending during May–July 2011.



Manufacturing Plants

39

Markets Served

100+

Countries


FY 2011 SALES BY SEGMENT & CATEGORY
CLEANING 31%
Home Care 17%
Pine-Sol
green works
Tilex
409
Liquid-Plumr
Laundry 11%
Clorox
Away From Home 3%
Clorox Commercial Solutions
HOUSEHOLD 31%
Bags & Wraps 13%
Glad
Charcoal 11%
Kingsford
Match Light
Cat Litter 7%
Scoop Away
Fresh Step
LIFESTYLE 17%
Dressings & Sauces 9%
Hidden Valley
Masterpiece
Water Filtration 4%
BRITA
Natural Personal Care 4%
Burt's Bees
INTERNATIONAL 21%
International 21%
poett
Ayudin
mistolin



OUR SCORECARD

PERFORMANCE


$5,158
$5,234
$5,231
09
10
11

NET SALES
(in millions)


17%
18%
18%‡
13%†
09
10
11

EARNINGS FROM CONTINUING OPERATIONS BEFORE INTEREST AND TAXES
(as a percent of net sales)
(†INCLUDING THE NON-CASH GOODWILL IMPAIRMENT CHARGE, ‡EXCLUDING THE NON-CASH GOODWILL IMPAIRMENT CHARGE)[1]


$472*
$526*
$545**
$287*
09
10
11

EARNINGS FROM CONTINUING OPERATIONS
(*GAAP, **ADJUSTED)[2]
(in millions)


$3.33*
$3.69*
$3.93**
$2.07*
09
10
11

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS
(*GAAP, **ADJUSTED)[2]
(in dollars)

Dividends Per Share **DOUBLED** IN **5** YEARS


$664
$764
$690
09
10
11

NET CASH PROVIDED BY CONTINUING OPERATIONS
(in millions)


22%
23%
24%
09
10
11

RETURN ON INVESTED CAPITAL[3]
(percent)


$376
$433
$431
09
10
11

ECONOMIC PROFIT[4]
(in millions)

Footnotes

This report includes measures of financial performance that are not defined by generally accepted accounting principles (GAAP) in the U.S. These non-GAAP financial measures should be considered supplemental in nature and not intended to be a substitute for the related financial information prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not be the same as similar measures presented by other companies. Management uses these non-GAAP financial measures to evaluate business performance and believes that they provide investors with additional information about the underlying results and trends of the company.

1. Earnings from continuing operations before interest and taxes (EBIT), a non-GAAP measure, as a percent of net sales, including the non-cash goodwill impairment charge of $258 million, which the company recorded in the quarter ended Dec. 31, 2010 for the Burt's Bees reporting unit, was 13 percent in fiscal year 2011. Excluding the non-cash goodwill impairment charge, EBIT as a percent of net sales was 18 percent in fiscal year 2011. See reconciliation of EBIT as a percent of net sales in the investors, financial reporting, financial results section of the company's website, www.TheCloroxCompany.com, for the fiscal years ended June 30, 2011, 2010 and 2009.
2. The company's fiscal year 2011 earnings from continuing operations and diluted earnings per share from continuing operations were $287 million and $2.07, respectively. Excluding the non-cash goodwill impairment charge of $258 million ($1.86 per diluted share), which the company recorded in the quarter ended Dec. 31, 2010, for the Burt's Bees reporting unit, earnings from continuing operations – adjusted and diluted earnings per share from continuing operations – adjusted (both non-GAAP measures) were $545 million and $3.93, respectively, in fiscal year 2011.
3. Return on invested capital (ROIC), a non-GAAP measure, is calculated as earnings from continuing operations before income taxes, excluding restructuring and asset impairment costs, non-cash goodwill impairment and interest expense; computed on an after-tax basis as a percentage of adjusted average invested capital. ROIC is a measure of how effectively the company allocates capital. See calculation of ROIC in the investors, financial reporting, financial results section of the company's website, www.TheCloroxCompany.com, for the fiscal years ended June 30, 2011, 2010 and 2009.
4. Economic profit (EP), a non-GAAP measure, is used by management to evaluate business performance and allocate resources, and is a component in determining management's short-term incentive compensation and the company's contribution to employee profit sharing plans. EP provides additional perspective to investors about financial returns generated by the business and represents profit generated over and above the cost of capital used by the business to generate that profit. EP is defined as earnings from continuing operations before income taxes, including adjustments to earnings related to the Auto Businesses, and before non-cash restructuring-related and asset impairment costs, non-cash goodwill impairment and interest expense; less an amount of tax based on the effective tax rate before the non-cash goodwill impairment charge and less a capital charge. See reconciliation of EP in the investors, financial reporting, financial results section of the company's website, www.TheCloroxCompany.com, for the fiscal years ended June 30, 2011, 2010 and 2009.

CORPORATE RESPONSIBILITY

GOALS

- Contribute to economic profit growth
- Positively impact the perception of our brands and company
- Contribute to employee engagement
- Positively impact millions of families, globally

STRATEGIES	COMMITMENTS	FY 2011 PERFORMANCE HIGHLIGHTS
PERFORMANCE Achieve financial success with transparency, strong governance and CR embedded in our operations	• Integrate CR into our corporate strategy, with board oversight; continue to adopt best practices. • Increase transparency of company policies, practices and product ingredients. • Communicate proactively and respond to stakeholder reports and inquiries regarding CR. • Continue to strengthen strong enterprise risk management programs and capability, with board oversight.	• Conducted comprehensive review of CR strategy with board of directors. • Expanded website disclosure of U.S. and Canada product ingredients to include preservatives, dyes and palette of fragrances used for cleaning and disinfecting products. • Published the company's first CR report in October 2010, and met with more than 30 stakeholder groups and individuals for feedback on our report and overall CR commitments. • Assessed company risks and corresponding mitigation strategies.
PRODUCTS Deliver responsible products, made responsibly	• Continue to meet strict science-based safety criteria, while promoting alternative methods to safety testing. • Provide best-in-class disinfecting solutions. • Provide plant-based alternatives to conventional product offerings. • Reduce environmental impact of our product offerings.	• Published product safety, product safety testing, APE and fluorocarbon policies and maintained full compliance with product safety policies. • Increased sales of disinfecting products by 3%, versus flat company sales. • Increased sales of natural products by 4%, versus flat company sales. • Sustainability improvements made to 16% of product portfolio since fiscal 2009, as defined in eco strategy.
PEOPLE Promote diversity and inclusion, opportunity and respectful treatment for everyone who touches our business	• Require employee certification of compliance with company policies on diversity, human rights and labor issues. • Assign accountability for CR commitments. • Drive supplier code of conduct and supplier diversity, and add eco criteria to supplier selection. • Increase global participation in employee resource groups.	• Compliance program developed for implementation in FY2011. • Increased our spending with certified diverse suppliers from 1.6% to 3.2%. • Eco criteria included in all new supplier selection RFPs and all supply renewals going forward. • In the U.S. (nonproduction), increased minority representation in manager roles to 23%; maintained total female and minority representation at 41% and 31%, respectively; and increased global female managers to 41%.
 **PLANET** Shrink our environmental footprint while growing our business	• Expand public environmental commitment statements. • Reduce GHG, energy, water and solid waste in our manufacturing and distribution footprints. • Embed eco criteria in core business processes. • Drive environmental sustainability throughout the workplace.	• Posted climate change, biodiversity and habitat protection, sustainable packaging and waste reduction commitments on corporate website. • Footprint reductions in the past three years include: GHG by 13%, energy use by 7%, water use by 14% and solid waste to landfill by 15% (on a per-case-shipped basis). • Sustainability criteria embedded into product development, supplier selection, customer planning and manufacturing plant management processes. • Established robust recycling programs at 25 major work sites. • Obtained platinum-level LEED-EB certification for our general office.
 **PURPOSE** Safeguard family well-being, every day	• Implement a global cause program focused on infection prevention. • Build on The Clorox Company Foundation's focus on K-12 education in underserved communities. • Enhance engagement and extend impact through employee, customer and community involvement.	• Safe water program pilot planned and launching in Peru in FY2012; engaged public health experts to provide feedback on potential corporate cause program. • Donated nearly $19 million, including more than $4 million in cash grants to nonprofits, schools and colleges; donated more than $13 million worth of products to nonprofits and disaster relief efforts; contributed close to $2 million in cause marketing.

PRODUCTS

DRIVING GLOBAL PLATFORMS

4% GROWTH IN NATURAL PRODUCTS

3% GROWTH IN DISINFECTING PRODUCTS

FY11 sales growth versus previous year

Sustainability Improvements to 16% of Product Portfolio Since January 2010

A sustainability improvement is defined as redesign of product formulation or packaging to reduce materials and waste.
Progress to date is ahead of company plan to make sustainability improvements to our product portfolio by 2013, as stated in our Eco strategy.

PURPOSE



$2 - Cause-Marketing Contributions
$4 - Foundation Cash Grants
$13 - Corporate Product Donations

CHARITABLE CONTRIBUTIONS
(in millions of dollars)

$19 MILLION
in total contributions

PLANET

TRACKING AHEAD OF 2013 SUSTAINABILITY GOALS



-10%
-13%
GHG
-10%
-7%
Energy
-10%
-14%
Water
-20%
-15%
Waste
2013 Goal (per case of product sold)
Performance (2007–2010)

OVERALL 2007-2010 ENVIRONMENTAL PERFORMANCE VS. 2013 GOALS
(per case of product sold)

CLOROX U.S. ETHNIC DIVERSITY EXCEEDS U.S. CENSUS BUREAU DIVERSITY

U.S. CLOROX DIVERSITY vs. U.S. CENSUS	CLOROX	U.S. CENSUS
Female Managers	41%	37%
Minority Managers	23%	22%
TOTAL MINORITY	31%	26%

Based on 2000 U.S. Census Bureau Occupation figures, the latest data available as of publication of this report.


74.4%
74.3%
75.4%
62.6%
2009
2010
2011
GLOBAL BENCHMARK 2011

CLOROX EMPLOYEE ENGAGEMENT

The global benchmark is based on responses from over 250,000 employees from more than 25 countries around the world.



- White 69%
- Asian 15%
- Black or African-American 9%
- Hispanic or Latino 6%
- Other 1%

EMPLOYEES



- White 77%
- Asian 13%
- Black or African-American 5%
- Hispanic or Latino 4%
- Other 1%

MANAGERS

EMPLOYEES
46%
FEMALE

MANAGERS
41%
FEMALE

EXECUTIVE COMMITTEE MEMBERS
15%
FEMALE

INDEPENDENT BOARD DIRECTORS
30%
FEMALE



Operations and Practices Make Clorox ACCOUNTABLE



Governance

Clorox maintains rigorous corporate governance practices and internal controls, with oversight by our board of directors, chairman and chief executive officer, chief financial officer, general counsel and the other members of the company's executive committee. The board's responsibilities include overseeing management's operations of the company's business, monitoring the effectiveness of management policies and decisions, including the development and execution of its strategies, risk management activities and providing for management succession.

Board of Directors

Our board of directors is composed of individuals who, on the basis of their knowledge and experience, make valuable contributions to the overall conduct of the business. The nominating and governance committee is responsible for developing and recommending board membership criteria to the board for approval and periodically reviewing these criteria. Board candidates, including incumbent directors, are considered based upon various criteria, including their broad-based business skills and experience in relevant areas critical to our business, prominence and reputation in their professions, global business and social perspective, concern for the long-term interests of stockholders, and personal integrity and judgment. In addition to the board and committees' conducting self evaluations on an annual basis, the nominating and governance committee reviews general qualifications and expertise of each board member on at least an annual basis.

Board Communication

Our stakeholders are welcome to communicate with members of the board, a board committee or the board of directors as a whole. Correspondence to our board of directors should be sent to:

The Clorox Company
c/o Secretary
1221 Broadway
Oakland, CA 94612-1888

Additional details on Clorox's board of directors, including topics such as qualifications, performance evaluation and how we address potential conflicts of interest, can be found at www.CloroxCSR.com/guidelines.

Conducting Business Ethically

Clorox's code of conduct documents the ethical and legal standards of behavior and business practices that are required of all our directors, executives,

OUR VALUES

Our strong corporate values guide us in achieving widespread success and are the foundation for everything we do.

Do the Right Thing
The long-term health of our company depends on our integrity. We have a tradition of honesty, fair dealing and ethical practices. We strive to use facts to determine the right thing to do, and we communicate openly about our choices.

Stretch for Results
Our success is measured by our ability to consistently win in the marketplace by exceeding the expectations of our consumers, customers, stockholders and each other.

Take Personal Ownership
Progress is driven by people who take personal ownership in both the results and the process to get there. Each of us plays an important role in helping to ensure we deliver excellent results and achieve our goals.

Work Together to Win
Our success depends on productive collaboration among Clorox people, our business partners and our communities. While individual ownership and contributions are important, teamwork is essential to achieving even greater results.



employees and contractors around the world. We require that all Clorox board members, employees and contractors complete training and certify compliance with our code. Covering such topics as environmental safety and compliance, human rights, workplace behavior, antidiscrimination, harassment prevention, bribery and anticorruption, and political contributions, this code embodies our commitment to doing the right thing every day. We provide code of conduct training approximately every 18 months on a rolling basis in English, Spanish and Chinese. More than 91 percent of Clorox employees completed compliance recertification training in fiscal 2011.

Clorox has global compliance hotlines that employees can call to anonymously raise questions or concerns or report misconduct. We protect any employee who reports misconduct in good faith.

Clorox's code of conduct can be found online at www.CloroxCSR.com/conduct.

Working With Responsible Partners

Our commitment to ethical business practices and treating people with dignity, respect and equal opportunity extends to our business partners.

Clorox's supplier code of conduct addresses business-practice standards of our third-party suppliers, their parent companies and affiliates. Our code, based on the International Labour Organization Core Labour Conventions, outlines our expectations that suppliers around the world share our commitments in the areas of human rights and labor, health and safety, the environment, and business conduct and ethics. Clorox's standard supplier agreements require certification of material compliance with the supplier code of conduct, including our human rights clause that prohibits such actions as harassment, inhumane treatment, discrimination, and involuntary or child labor.

Clorox's global supplier code of conduct is available in English, Spanish and Chinese at www.CloroxCSR.com/business-partners.

Board of DIRECTORS



Donald R. Knauss [3]
Chairman of the Board and Chief Executive Officer of The Clorox Company



Robert W. Matschullat [2,4]
Retired Vice Chairman and Chief Financial Officer of The Seagram Company Ltd.



Gary G. Michael [1,2,3,5]
Lead Director of The Clorox Company; Retired Chairman of the Board and Chief Executive Officer of Albertson's, Inc.



Edward A. Mueller [1,3]
Retired Chairman and Chief Executive Officer of Qwest Communications International Inc.



Daniel Boggan, Jr. [3,4,5]
Retired Senior Vice President, the National Collegiate Athletic Association



Jan L. Murley [1,5]
Retired Consultant to Kohlberg Kravis Roberts & Co. and 1-800-flowers.com



Dr. Richard H. Carmona, M.D. [2,4]
Vice Chairman, Canyon Ranch; Former Surgeon General of the United States



Pamela Thomas-Graham [1]
Chief Talent, Branding and Communications Officer of Credit Suisse Group AG



Tully M. Friedman [2,3,4]
Chairman and Chief Executive Officer, Friedman Fleischer & Lowe LLC



Carolyn M. Ticknor [1,5]
Retired President of Hewlett Packard Company, Imaging & Printing Systems Group



George Harad [2,3,4]
Retired Executive Chairman of the Board of OfficeMax Incorporated

Board Committees

[1] Audit–Edward Mueller, Chair
[2] Management Development & Compensation–George Harad, Chair
[3] Executive–Donald Knauss, Chair
[4] Finance–Tully Friedman, Chair
[5] Nominating & Governance–Daniel Boggan, Jr., Chair


THE CLOROX COMPANY

Think From EXPERIENCE

The Clorox Executive Committee

Clorox's highly experienced management team represents a diverse mix of backgrounds, just as our employees and consumers do. Our leaders demonstrate their commitment to our communities through their seats on various corporate and charitable boards, as well as other volunteer activities.

Donald R. Knauss

Chairman of the Board and Chief Executive Officer

Don Knauss joined Clorox as chairman and chief executive officer in 2006 and has overall responsibility for directing the company's worldwide business. A consumer packaged goods veteran with decades of experience at industry giants – including The Coca-Cola Company, PepsiCo and Procter & Gamble – Don also served as an officer in the U.S. Marine Corps. He sits on the boards of directors for the Kellogg Company and URS Corporation, as well as the Indiana University dean's advisory board for the College of Arts & Sciences; the University of San Diego board of trustees; the Morehouse College (Atlanta) board of trustees; and the Marine Corps University Foundation board of trustees. One of Don's personal passions is promoting education. In 2007, Don and his wife Ellie launched and personally fund the Knauss Scholars Program. This annual program provides 15 children of Clorox employees as much as $10,000 each – $2,500 per year for a four-year program – to be applied toward accredited colleges and universities, as well as vocational and technical schools.

Daniel J. Heinrich

Executive Vice President and Chief Financial Officer

Dan Heinrich is responsible for Clorox's financial activities, including M&A business development, global business services, finance, accounting, reporting, internal controls, treasury, tax and investor relations. Dan previously also managed Information Technology, Corporate Communications and Risk Management. A certified public accountant with more than 35 years of experience in financial management, he worked for Ernst & Young, the Ford Financial Services group and Transamerica Finance Corporation before joining Clorox in 2001. Dan is the executive sponsor of the company's Asian employee resource group.

Lawrence S. Peiros

Executive Vice President and Chief Operating Officer

Larry Peiros has overall responsibility for all of the company's businesses and oversees the marketing, sales, R&D and product supply functions. His career with Clorox spans 30 years, with experience in nearly every brand category. Larry is a member of the board of directors of Potlatch Corporation. He oversees Clorox's Eco Office, which is responsible for implementing the company's global environmental sustainability strategy.

Frank A. Tataseo

Executive Vice President – Strategy and Growth, Partnerships, Away From Home and Information Technology

Frank Tataseo oversees long-range enterprise strategy and business planning, as well as growth planning, partnerships and the company's Away From Home businesses. He also has responsibility for the company's information technology function. He is a consumer packaged goods veteran, joining Clorox in 1994 following long tenures at The Pillsbury Co. and Procter & Gamble. Frank is a member of the board of directors of the Oakland East Bay Symphony and the Grocery Manufacturers Association Industry Affairs Council.

Thomas P. Britanik

Senior Vice President and Chief Marketing Officer

Tom Britanik has global responsibility for marketing functions, including brand management, consumer insights, advanced analytics, agency management, PR, consumer promotion, media planning and buying, commercial production and graphic design. He joined Clorox in 1999, following 13 years with Procter & Gamble and seven years in the U.S. Air Force. Tom serves as vice president and executive board member for the Oakland Zoo and chairs the zoo's marketing committee.

Wayne L. Delker, Ph.D.

Senior Vice President and Chief Innovation Officer

Wayne Delker serves as the company's chief technical and innovation executive. He leads worldwide R&D for all of the company's products and oversees the company's stewardship activities, ensuring the health, safety and environmental aspects of our products. He also leads Clorox's multifunctional innovation process for developing new products and improving existing products. Wayne joined Clorox in 1999 after 14 years with General Electric. Wayne serves on the advisory board of the College of Chemistry at the University of California, Berkeley, and the science advisory board at Mills College in Oakland, Calif. Wayne is the executive sponsor of the company's employee resource group for gay, lesbian, bisexual and transgender employees and their advocates, and a member of the company's corporate responsibility steering committee.

Benno Dorer

Senior Vice President – Cleaning Division and Canada

Benno Dorer is responsible for the U.S. Laundry and Home Care businesses, as well as the Brita® and Green Works® businesses. He also has responsibility for the company's Canada business. Benno joined Clorox in 2005, following 14 years with Procter & Gamble. He serves on the board of directors of the American Cleaning Institute, as well as the Chabot Space & Science Center Foundation in Oakland, Calif. Benno is the executive sponsor of the company's Latino employee resource group and a member of the company's corporate responsibility steering committee.

James Foster

Senior Vice President and Chief Product Supply Officer

James Foster has overall responsibility for the company's global supply chain operations. James joined Clorox in 1997 as a plant manager, after spending 13 years with General Chemical Corporation. Since then, he has assumed roles of increasing responsibility in the product supply organization, where he oversaw all North American Clorox manufacturing operations, engineering, quality and health safety & environment. James is a member of the National Association of Manufacturers. He is the executive sponsor of the company's African-American employee resource group.

Jacqueline P. Kane

Senior Vice President – Human Resources and Corporate Affairs

Jackie Kane is responsible for global human resources, government affairs and community relations. Prior to joining Clorox in 2004, she held leadership roles in human resources at Hewlett-Packard and Bank of America. Jackie serves on the Comerica Incorporated board of directors. She is a trustee of the Oakland Museum of California and president of the board of The Clorox Company Foundation. She also serves on the Cornell University Human Resources Steering Committee and is a volunteer for the Peninsula Conflict Resolution Center in San Mateo County, Calif. Jackie is a member of the company's corporate responsibility steering committee.

Grant J. LaMontagne

Senior Vice President and Chief Customer Officer

Grant LaMontagne has responsibility for the customer organization worldwide. Since Grant joined Clorox in 1980, he has held several positions of increasing responsibility, helping drive considerable sales growth throughout the company's portfolio. From 2005 to 2011, Grant served as chairman of the Grocery Manufacturers Association Sales Committee.

George C. Roeth

Senior Vice President – Specialty Division

George Roeth is responsible for Clorox's Burt's Bees®, Charcoal, Food, Litter and Glad® businesses. George joined Clorox in 1987 as a brand assistant in the marketing organization and has held marketing and general management positions of increasing responsibility over the years. He serves on the board of directors of the East Oakland Youth Development Foundation.

Laura Stein

Senior Vice President and General Counsel

Laura Stein oversees the company's worldwide legal, ethics and compliance, corporate secretary, corporate communications, crisis management, risk management and internal audit matters. She came back to Clorox in 2005 after five years as general counsel with H.J. Heinz Company. Laura is a director of Franklin Resources, Inc., a former director of Nash Finch Company, co-chair of the Corporate Pro Bono Advisory Board and on the boards of Equal Justice Works and the Leadership Council on Legal Diversity. She is the executive sponsor of the women's employee resource group and a member of the company's corporate responsibility steering committee.

Michael Costello

Vice President and General Manager – International

Michael Costello is responsible for the company's International division, which includes Australia, New Zealand, Africa, Asia, Middle East, Latin America, Europe and Greater China. He joined Clorox in 1988 and has held positions in R&D, product supply, and U.S. and international marketing. Michael serves on the board of directors of Voices Against Brain Cancer.

Front row (left to right) Don Knauss, Laura Stein; *Second row (left to right)* Dan Heinrich, Benno Dorer; *Third row (left to right)* Jackie Kane, Frank Tataseo, Wayne Delker; *Fourth row (left to right)* James Foster, George Roeth, Michael Costello; *Fifth row (left to right)* Larry Peiros, Grant LaMontagne, Tom Britanik



Corporate Responsibility Guides Clorox Toward Long-Term SUCCESS



Our Mission:
"We make everyday life better, every day."

We know consumers and investors are voting with their wallets when it comes to expecting companies to do the right thing. While our values have guided Clorox's success for close to a century, last fiscal year we established a formal corporate responsibility (CR) strategy that is tightly integrated with our overall business.

Five Pillars Support Company Mission and Business Strategy

In developing our CR strategy, we gathered input from employees and external organizations. We talked to colleagues around the world and conducted a stakeholder survey to identify the key topics and issues that would help define our CR commitments.

The cornerstone of our CR strategy is our Purpose pillar, which centers on a strategic cause platform focused on supporting family well-being. This commitment reflects our history of providing disinfecting products for use in homes, schools and hospitals, and for aid in global pandemics and natural disasters. It speaks to our employees' volunteerism and giving activities, as well as our support for K-12 education, charity and community programs.

Clorox is currently exploring potential partnerships and programs focused on wellness or public health issues that we can further support. This year, our team met with public health officials to discuss a number of topics — from infection control, hygiene and sanitization to children's health and global health access — to better understand existing public needs and how we might play a greater role. We will continue to report our progress in this area, as well as how our existing programs continue to support our family well-being platform.

THINK TANK Q&A PERFORMANCE & GOVERNANCE

Steve Austenfeld, Vice President – Investor Relations and Angela Hilt, Vice President – Corporate Secretary & Associate General Counsel



What are the key pillars of your Centennial Strategy?

Steve: The first is our brand-building strategy "Win With Superior Capabilities in the '3Ds' of Desire, Decide and Delight." This 3D model has allowed us to continue to grow market share in our key categories. We've recorded more share growth over the past three fiscal years than any branded competitor or private label in our categories.

The second is "Accelerate Growth in and Beyond the Core." A key aspect here is remaining focused on the global consumer "megatrends" of health and wellness, sustainability, the multicultural marketplace and affordability/value to drive growth from our existing businesses and new sources.

The third is "Relentlessly Drive Out Waste." At Clorox, we have a strong track record of driving efficiency. Our cost-savings program has delivered about $100 million or more in savings every fiscal year since 2003.

The fourth is "Be a High-Performance Organization of Enthusiastic Owners." We have some of the most talented and driven employees in the industry, and they're fundamental to our success.

How does Clorox create stockholder value?

Steve: It starts with our outstanding portfolio of leading brands. Nearly 90 percent of our brands hold the No.1 or No. 2 market share in their categories. This has enabled long-term growth in earnings. Strong cash flow is also a hallmark of our company. Over the last three fiscal years, our net cash provided by operations averaged 14 percent of sales. And over the last five fiscal years, we've returned more than $2.7 billion in cash to stockholders in the form of dividends and share repurchases, supporting strong returns for our shareholders. In fact, since the beginning of the global recession,* we've delivered a 43 percent increase in total stockholder returns, versus 34 percent for our peer group of companies and 10 percent for the S&P 500.

We're successfully executing our Centennial Strategy to guide Clorox through our 100-year anniversary in 2013. Simply put, we have the brands, management team, capabilities and the right plan in place to drive long-term growth and value.

What's unique about corporate governance at Clorox?

Angela: It's the strength of our board and the management team and the tone from the top. Each of our board members is highly engaged and really understands our business, which enables them to be deeply involved in developing our strategy. They're committed to transparency, accountability and doing what is best in the long-term interests of our stockholders.

What do you see as the key element of the company's corporate governance success?

Angela: To me, two words define exceptional corporate governance: transparency and accountability. Clorox is committed to operating with the highest level of transparency, and we clearly disclose our strategic short- and long-term goals, as well as our key decisions and policies. Additionally, our board is focused on enhancing stockholder value and ensuring accountability through effective oversight.

*Fiscal years 2009-2011


FILTER INSIDE
BRITA
BPA FREE

PRODUCTS

THINK ABOUT THE CONSUMER

We continually challenge ourselves to bring bigger ideas, faster, to the 3Ds of Desire, Decide and Delight, those "moments of truth" when consumers choose our brands. Guided by key global megatrends and growth platforms, our ability to innovate across the 3Ds — with holistic marketing programs, strong customer support and winning product ideas — is what differentiates us and drives our sustainable growth.

THINK TANK Q&A INNOVATION

Suzanne Thompson, Vice President – Research & Development, Global Stewardship & Innovation



Greg Piche, Innovation Sourcing Lead

What should people know about product innovation at Clorox?

Suzanne: We've always been committed to delighting the consumer with great products. Now we're focusing on bigger ideas around specific consumer megatrends and the platforms of natural products and Stop the Spread of Infection. This will allow us to grow even faster.

How are you creating a pipeline of new ideas?

Greg: We're actively pursuing the notion that anyone can innovate — we'll take good ideas from anywhere to create compelling new businesses. One key resource is CloroxConnects, our online forum where hundreds of Clorox employees, consumers, suppliers and inventors share and discuss ideas, and collaborate on improvements that could help our business.

With all this input, how does Clorox focus on the truly great ideas?

Suzanne: Being able to integrate across the 3Ds is central to how we innovate. An idea has to have a great marketing concept grounded in strong consumer insights, which gets reinforced with the customer and at the store shelf, and then again with the product and how it performs. All three have to work together to maximize the value of an idea.

How is the Clorox culture changing with respect to innovation?

Greg: To drive the kind of growth we want, we're looking beyond our current roles and contributing ideas. Clorox people are beginning to share ideas more freely, regardless of level or function. We've only scratched the surface of where we'll ultimately go with this.

Getting to Bigger Ideas, FASTER

We are accelerating the pace of innovation and our ability to conceive and execute big ideas even faster. That's why we continue with our commitment to open innovation — we want to hear the thoughts and opinions from people and organizations outside Clorox. Over the past five years we also have established relationships and partnerships with inventors, universities and even other companies. Our innovation work also benefits from external networks and forums — including an online community, idea contests and more — to provide the sparks that can lead to meaningful new products.

One of our greatest innovation successes this year was the Brita® on-the-go bottle, which includes a filter inside that helps remove the taste of chlorine. Based on extensive "on-the-go" consumer research, the bottle allows people to use any drinking fountain or tap water source and move on. The Brita® on-the-go bottle is BPA-free, dishwasher safe and recyclable. By combining consumer insights, internal strengths and external capabilities and expertise, we can uncover even more solutions with less upfront time and investment.


CLOROX
Wipes

Megatrends Point the Way to New
OPPORTUNITIES

Building on our strong consumer insights, we use the global consumer "megatrends" of health and wellness, sustainability, multiculturalism and affordability/value as a common lens to evaluate opportunities with the greatest growth potential:

Health and Wellness: Addressing the need for healthy homes and public places, including schools and hospitals.

Sustainability: Focusing on consumers' personal environments: what's in them, on them and around them.

Multiculturalism: Addressing shifting demographics around the world.

Affordability/Value: Delivering high value to consumers through a balance of product performance and price.

Grounding ourselves in these demonstrated megatrends allows us to make smarter choices about our investments in product innovation, marketing communications and retail activities.



Driving the 3Ds
DESIRE DECIDE DELIGHT

Creating Online Connections to Create Desire

Increasingly, we're creating desire for our products in ways that would be unrecognizable to past generations but are highly effective with today's consumers, more than 92 percent of whom say they research products online before buying them in a store.[1]

Given this shift, it's critical that our brands have strong online presence. That's why in the past two years we've doubled our digital spending to 20 percent of our overall advertising budget. We're also strengthening our online presence to establish two-way conversations with consumers.

Consider the Kingsford® brand's work in this area during the past year. Armed with the knowledge that consumers search for information about "grilling" and "BBQ" 183 million times per year,[2] we set out to create a site that would help grow the category by fostering a community among BBQ enthusiasts.

Grilling.com is our groundbreaking foray into online communities, social media and user-generated content. With subtle Kingsford® branding, the site is loaded with recipes, blogger articles, how-to videos and more. Debuting in early 2011, Grilling.com rocketed to the No. 1 most-visited site of all Clorox properties. In addition, it's driving volume: a Sam's Club ad on Grilling.com helped the customer team sell in a successful 2011 Super Bowl merchandising event.

Capturing the Online Moment of Decide

More and more, the moment of decide — when a shopper selects our product versus a competitor's — is taking place online. And in the next five years, e-commerce retail formats are predicted to be the source of significant sales in consumer packaged goods.

We're selling our products through retail customer websites and e-tailers and, in some cases, as with our Burt's Bees® products, directly to consumers. We're using our brand sites to help consumers research and directly connect to e-commerce sites where they can purchase our products. We're also partnering with e-tailers to understand how best to work with them, as we did with our successful digital marketing launch of the Brita® on-the-go bottle.

Delighting Consumers With Cutting-Edge Offerings

Our products must delight consumers in a meaningful way to drive repeat purchase and create brand advocates.

When our consumer insights revealed people want variety in their salad dressings, the Hidden Valley® team set out to create a new avenue of growth with a line of non-ranch dressings. We partnered with master chefs at the Culinary Institute of America and other external experts, and used their input to create the new Hidden Valley® Farmhouse Originals™ line of dressings.

The line features flavors like Hickory Bacon Onion and Southwest Chipotle, all with the signature farm-fresh taste people expect from the Hidden Valley® brand. Consumers are clearly delighted: Feedback has been overwhelmingly positive, and, most tellingly, the new product line exceeded our original volume estimates by 30 percent.

[1] National Retail Federation
[2] Google AdWords



Minimizing Our Product
FOOTPRINT



As we foster innovation and grow our brands, we are mindful of the impact our products have on the environment. Selling more than 1 billion products annually, our greatest opportunity to reduce our environmental footprint lies within our own product portfolio.

In early 2010, we committed to making sustainability improvements to 25 percent of our product portfolio by 2013, either by reducing materials or by moving to more sustainable materials in our products and/or packaging. This goal is in addition to the improvements made to one-third of our portfolio between 2005 and 2009.

In fiscal 2011, we rolled out 15 new product and/or packaging sustainability improvements and have impacted a cumulative 16 percent of the portfolio in just 18 months — well on our way to our goal of 25 percent by 2013.

We also completed the transition of all but one of our U.S. bleach manufacturing processes to the use of high-strength bleach instead of chlorine. This change helps us better ensure our supply of raw materials and provides another layer to our industry-leading security practices.

And we continued to roll out eco-friendly line extensions under the Brita®, Green Works® and Burt's Bees® brands, each of which has sustainability as part of its core purpose. For a look at how our Glad® brand is putting a similar stake in the ground, see page 29.

COST AND ENVIRONMENTAL SAVINGS WITH POETT® POUCHES

Most of the initiatives that reduce our environmental footprint also reduce our costs. For example, we recently launched our Poett® cleaners in El Salvador and Guatemala in plastic pouches. These pouches require one-sixth the plastic of a typical bottle, resulting in a cost savings that we've passed on to the consumer.


Los
Conejos
CLOROX
ORIGINAL
900 ml
CLORO 3.5%
Cloro Original
Nuevo
poett
BOSQUE de BAMBU
900ml
poett

Our Commitment to Product

TRANSPARENCY




THE CLOROX COMPANY
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Ingredients Inside
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THE CLOROX COMPANY
Clorox® Bleach (Lemon Scent)
Ingredients
Water
Sodium Hypochlorite
Sodium Chloride
Coco-Betaine
Fragrance
Sodium Carbonate
Sodium Hydroxide
Sodium Polyacrylate
Sodium Xylene Sulfonate

We know how important it is for people to make informed choices about the products they use in and around their homes. That's why we've pledged to increase the transparency of our product ingredients through our industry-leading Ingredients Inside program.

We made several major strides with Ingredients Inside during fiscal 2011:

- We started developing a new product ingredient mobile application and website that will provide consumers immediate access to product ingredient information while they shop or whenever they need it.
- We are proud to be the first in the industry to disclose additional ingredient information, including preservatives, dyes and the palette of all fragrance ingredients used in all U.S. and Canadian cleaning, disinfecting and laundry products.
- We also began the ongoing process of adding a notice to product labels that states: "A list of this product's ingredients is available at www.CloroxCSR.com."

Our leadership in this space goes back several years. In 2008, with the introduction of our Green Works® brand, we were the first major consumer packaged goods company to launch a product ingredient communication program in North America. In January 2009, we began listing the ingredients of our household and commercial cleaning, disinfecting and laundry products in the U.S. and Canada on our corporate website.

Our Ingredients Inside program also outlines Clorox's product stewardship principles and practices, providing information on safety processes and guidelines on how we screen ingredients, including fragrance components, for new products. For example, we request all of our fragrance suppliers to follow a series of strict guidelines for ingredients used in any new fragrance we purchase. We also comply with stringent fragrance industry standards by the International Fragrance Association (IFRA) and Research Institute for Fragrance Materials (RIFM).



PEOPLE

THINK OF THE OPPORTUNITY

Ensuring we have a diverse workforce with employees who feel included, inspired and engaged is the underlying strategy that enables every other goal we set for the company. That's why we take great care to invest in our people and create opportunities for them to maximize their overall contribution. Our success would not be possible without this fundamental commitment.



Total Rewards Reallocated for Greater Value and Savings

In fiscal 2011, we reallocated our U.S. total rewards[1] portfolio to better reflect our overall philosophy about benefits and emphasize programs our employees find of highest value.

Two themes were critical in the design of our plans. First, the idea of shared responsibility: Clorox provides the tools and resources, but it's up to employees to take advantage of them. And second, pay for performance: Employees are critical to our overall success, and rewards should be tied to their contributions.

The new portfolio shifts company money from retirement — where Clorox has spent above industry average — and puts it toward reducing health care costs, additional wellness incentives and cash bonus opportunities for all employees. We also shifted value into the 401(k), versus traditional retirement plans. And notably, we reduced employee health care premiums at a time when many other U.S. companies are passing along cost increases to employees.

We began the total rewards rebalance by listening to thousands of employee opinions. Along the way, we continued to check in with an employee advisory team and HR representatives. The result is a competitive total rewards portfolio that meets employee and business needs and that 97 percent of our U.S. employees say is equal to or better than what they had previously.

Employee Engagement Continues to Rise

We check the pulse of our organization through an annual employee engagement survey. Employees respond to statements about a variety of factors that indicate or influence their level of engagement. This year, we also looked at how well we are fostering agility, inverted-pyramid leadership, inclusion, innovation and growth — organizational qualities we believe are critical to achieving our business objectives.

Overall, Clorox engagement scores improved even further over the strong scores turned in from the 2009 and 2010 surveys. The results indicate that Clorox employees remain far more engaged than those at other companies.

We are proud our employees feel committed to their work and each other. Engaged employees create a rewarding place to work and are the foundation for the company's continued growth.

[1] Total rewards includes pay, annual incentive, any long-term incentive, time off, and health and wellness and retirement benefits.

OUR PERFORMANCE MANAGEMENT AND PLANNING PROCESS

We believe in helping our employees become more effective in their current roles and preparing them for continued career growth. That's why development planning is an integral part of our performance management and planning process. This is a crucial process that connects the work of our employees to the achievement of the organization's goals. It helps employees focus on the highest business priorities and increases productivity, employee engagement and sense of ownership.

A predefined and standardized performance appraisal process applies to all Clorox employees. We believe employees and managers own development together, and all nonproduction employees are required to create and maintain individual development plans.



Diversity and Inclusion Is a Business Imperative

It's critical we have the right mix of people to drive our growth and innovation objectives. In today's global marketplace, that mix must reflect the diversity of our consumers and include a rich variety of worldviews, experiences and thought processes.

Embracing our diversity also ensures employees feel included, valued and empowered. Our employee resource groups are key drivers of this imperative. They provide forums to help us recruit, develop, engage and retain diverse talent. They maintain a strong connection to the business, helping us build partner relationships with diverse suppliers. They also serve as vital internal focus groups that help us understand the multicultural marketplace and increase market share among multicultural consumers. Although our diversity and inclusion strategy is just five years old, we are proud to be recognized among our customers and peer companies as a diversity leader and innovator of best practices.



Committed to High Labor Standards

We adhere to all applicable labor laws and standards globally and are committed to offering competitive compensation and benefits, supporting freedom of association and providing a safe work environment that prohibits child labor and forced labor. We extend these standards to our business partners. Where applicable, we work with union representatives of the approximately 2 percent of our workforce who are union members.

Employee Safety and Wellness

The safety of our employees is a top priority. Our Corporate Health, Safety & Environment organization provides support tools, periodic evaluation of safety and health programs, and recommendations for improvement. In fiscal 2011, Clorox had an overall recordable injury rate of .80 versus a rate of .81 in fiscal 2010 (1.0 is world class). In September 2010, as a result of an accidental flash fire at one of our plants, four employees were injured, one fatally. Our plants and the Corporate Health, Safety & Environment team are working together to help minimize the chances of such an accident ever happening again, with the continuing goal of zero incidents at all Clorox offices and facilities.

THINK TANK Q&A **TOTAL REWARDS & DIVERSITY**

Mary Greenawald, Vice President – Strategic Total Rewards and Erby Foster, Director – Diversity and Inclusion



Why is this year's total rewards rebalancing effort a win for the company and employees?

Mary: When we embarked on this effort, many people from all over the company worked hard to understand what our employees value most, and then we used that input to create a rewards package that's meaningful to them. Employee feedback tells us we were very successful. We've improved or maintained satisfaction with our total rewards, making the portfolio more competitive in many ways. Creatively managing our investment to achieve all of these things is a remarkable accomplishment.

What do the new total rewards choices say about Clorox as a company?

Mary: We've created a portfolio that supports our corporate values and shows we're a company that truly cares about our employees. For instance, we've shifted more resources to programs our employees find of highest value. I haven't heard of any other company doing that during this difficult economic period. But our employees very clearly told us they wanted help in this area, so we found a way to make it work.

Most large U.S. companies today have diversity programs in one form or another. What makes Clorox's different?

Erby: Historically, companies have thought about diversity as simply hiring people who are "different" from the majority and then measuring success in numbers and percentages. We've taken a more strategic approach to diversity and inclusion, looking at how we empower a diverse workforce and get the best out of all Clorox people. We're also using our diversity as a business advantage for driving growth and innovation, especially among multicultural consumers.

What excites you about Clorox's diversity and inclusion work?

Erby: I see the clear impact we're having. We're engaging employees through this work while facilitating greater connections to the business and externally elevating our employment brand.

WORKFORCE


1.6%
3.2%
3.6%
2.5%
1.3%
20s
30s
40s
50s
60s


7.66%
4.42%
Male
Female

TOTAL U.S. TURNOVER BY AGE AND GENDER


3,900
4,200
Production Employees
Nonproduction Employees

GLOBAL WORKFORCE BY THE NUMBERS

THINK MORE ABOUT LESS

From the choices we make in our manufacturing operations to the way we dispose of trash in our offices, our commitment to environmental sustainability is changing the way we do business. With Clorox employees rallying around the cause, we're meeting or exceeding all of our eco goals and proving sustainability is good for the company, as well as the planet.







THINK TANK Q&A OUR ECO STRATEGY

Bill Morrissey, Vice President – Environmental Sustainability





Alexis Limberakis, Director – Environmental Sustainability

What distinguishes Clorox in the area of environmental sustainability?

Bill: All good companies are reducing the footprint of their manufacturing and other operations these days. But only a few companies are as focused as we are on making their product portfolio more sustainable. We have invested heavily in natural brands like Burt's Bees® and Green Works,® and in Brita,® which provides a more sustainable option to bottled water waste. We are also publicly committed to reducing the environmental impact of our more conventional product lines. Sustainability is right for our business, and when we align to a common goal like this, we execute really well.

How is Clorox ensuring that employees are engaged in meeting the company's sustainability goals?

Alexis: Our goals are embedded in our corporate business strategy and scorecard, and then cascaded to people's individual objectives. We're also working to integrate environmental criteria into our core decision-making processes so people consider the potential environmental impact of their actions before making decisions. And we've engaged our most eco-passionate employees through our volunteer Eco Network to help spread the word and make our workplace more sustainable, something any employee can get involved in, regardless of level or function.

What keeps you energized about this work?

Alexis: It took time for our sustainability work to gain momentum, but now we're at a point where we're seeing a lot of accomplishments and meeting our goals, and that's very gratifying. We're making real headway and proving this is the right direction for our employees and the business.

What will the next phase of sustainability look like at Clorox?

Bill: Sustainability will be embedded in our core business processes and culture, allowing us to create even more value. We also want to be known to the outside world as a sustainability exemplar, helping advance the agenda within our own company and the industry as a whole.

"LEEDING" THE WAY AT OUR OAKLAND HEADQUARTERS

We are proud to have earned platinum-level LEED-EB (Existing Building) certification from the U.S. Green Building Council's Leadership in Energy and Environmental Design (LEED) program for our office building in Oakland, Calif. The platinum LEED designation is the highest-level certification a commercial property can achieve, and our building is one of only 71 buildings in the U.S. to obtain platinum-level LEED-EB certification. We accomplished this by decreasing the environmental footprint of our facility's operations through dozens of building improvements over the last few years.



Strong Progress Toward ECO GOALS


795
799
764
743
1.92
1.90
1.81
1.78
07
08
09
10

ENERGY

■ Energy consumption ('000 MWh)
▨ Ratio (MWh of energy per 1,000 cases)


600
592
559
527
1.41
1.38
1.29
1.22
07
08
09
10

GHG

■ GHG ('000 metric tons of CO_2 equivalent)
▨ Ratio (metric tons of GHG per 1,000 cases)


1026
958
954
885
2.48
2.28
2.26
2.12
07
08
09
10

WATER

■ Water consumption (million gallons)
▨ Ratio (gallons of water per case)


13,208
12,095
12,279
11,379
31.9
28.8
29.1
27.2
07
08
09
10

SOLID WASTE

■ Solid waste to landfill (tons)
▨ Ratio (tons of waste per million cases)

Demonstrating just how deeply Clorox is committed to our environmental strategy, we continue to make tremendous progress against our 2013 sustainability goals. Halfway through our six-year goal period, we are on track to exceed all goals to reduce energy, water and greenhouse gas emissions by 10 percent and solid waste by 20 percent. Here are highlights of our accomplishments so far:

Energy-use reduction: We invested in eco-efficient lighting at all of our North American manufacturing and distribution facilities. Additionally, we undertook several other energy-reduction initiatives in our manufacturing plants and at our general offices.

Greenhouse gas emissions reduction: Along with the above energy savings, we reduced the footprint of our finished-goods shipments by moving 30 percent of our shipment miles from trucks to more eco-efficient rail and by using more efficient EPA-designated SmartWay® carriers for 95 percent of our remaining truck miles. Lighter-weight products also played a role.

Water-use reduction: We made further investments in our water recycling infrastructure, while also making changes to plant-level water management practices.

Waste-to-landfill reduction: Seven major sites held "dumpster dives," which raised awareness and reduced the amount of waste going to the landfill by more than half, on average, at each site. We also began using third-party intermediaries to help us find recycling opportunities for materials formerly sent to landfills.

Thanks to improved recycling and composting infrastructure, plus an educational campaign led by our Eco Network employee volunteer group, we are diverting more than 70 percent of waste from landfills at our Oakland, Calif. offices. This is up from about 50 percent in 2010 and moves us closer to our long-term goal of 90 percent diversion.

MOVING FROM TRUCKS TO TRAINS

Trucking finished product from manufacturing plants to distribution centers and then on to retail customers generates a sizeable greenhouse gas (GHG) footprint. When products are transported via train instead, only about a quarter of greenhouse gas emissions are generated. Clorox has worked hard over the past three years to dramatically increase our rail use. Today more than 30 percent of our finished product shipment miles are off the road and onto rail.





Glad to Be Part of the SOLUTION

For decades, the Glad® brand has been fighting waste with strong, reliable trash bags. Now, the brand aims to minimize waste further, with an exciting shift in strategy that will position the brand at the forefront of effective and responsible waste management solutions.

The brand's plans include finding new ways to use even less plastic in bags with technology that makes them even stronger. Through new technology, the Glad® brand is removing 6.5 percent of the plastic required to create its base trash bags, which is the equivalent of 140 million fewer trash bags per year. The brand also has plans to reduce the amount of source material used for product packaging.

The Glad® brand will look to play an active role in providing information, education and access to waste-less programs across the country. To this end, it is committing to progress against the three Rs:

Reduce: The Glad® brand is finding innovative ways to maintain quality while reducing both the environmental resources (energy, water and oil) that go into making bags and the plastic that comes out of the manufacturing process. This includes encouraging consumers to reduce their waste.

Recycle: The Glad® brand is on the leading edge of developing bags for recycling and composting. As communities commit to new programs, the brand will make bags available in local stores. The brand also provides education on recycling and continues its 26-year partnership with Keep America Beautiful, a nonprofit organization focused on making America's communities cleaner, greener and more livable.

Reuse: One person's waste can be another's treasure. The brand continues to sponsor annual events that promote the reuse of toys for kids in need, winter coats for those without, and electronics for families after disasters such as fires or floods.

WORKING TOWARD ZERO

Last year, our three Burt's Bees® facilities became the first zero-waste-to-landfill sites in the Clorox network. These facilities have committed to:

- Reduce, reuse, recycle or compost at least 90 percent of the waste streams at the site.
- Ensure no commonly recycled items such as paper, plastic, corrugate or aluminum are in the remaining waste.
- Send the remaining 10 percent or less of waste to a waste-to-energy facility.

Other Clorox sites have committed to getting to zero-waste-to-landfill, and all of our other sites are working to achieve aggressive waste-reduction goals.


BURT'S BEES
Products



PURPOSE

BE WELL:
BE HEALTHY. BE SMART. BE SAFE.

We are proud to help communities be well by supporting causes that promote health, education and safety. Our Be Well approach focuses our corporate giving, charitable donations, volunteer activities and cause-marketing efforts into three areas:

Be Healthy: Supporting organizations and causes that promote family and public health
Be Smart: Providing grants and enabling programs that support K-12 education
Be Safe: Donating cash and products to help disaster relief efforts

Driven by our passionate desire to do the right thing, our commitment to safeguard family well-being is core to who we are.

THINK TANK Q&A OUR PURPOSE

Victoria Jones, Vice President – Government Affairs and Community Relations

Kathryn Caulfield, Vice President – Global Corporate Communications and Corporate Responsibility

Why is family well-being so important to Clorox?

Kathryn: Safeguarding family well-being is core to what we do. Families — and this includes our own employees — use our products to make everyday life better. We help families kill germs; we nourish their skin with our natural products; we even make healthy veggies taste better with our dressings. Helping families and communities be well through our products, our charitable giving and our cause-marketing programs is good for business and the right thing to do for all of our stakeholders.

How does Clorox encourage volunteerism and employee involvement in the community?

Victoria: Clorox employees help build stronger communities by volunteering their time and expertise to a variety of nonprofit organizations. Employees' volunteer interests are as diverse as they are. To help support their passions, we facilitate company and department volunteer opportunities, as well as offer guidance on individual and family volunteer activities. In addition, we think it's important that our senior executives give back to the community in a personal way, so we encourage them to sit on nonprofit boards.

What are you most proud of when it comes to Clorox's community relations programs and The Clorox Company Foundation?

Victoria: Community engagement creates awareness and respect for the challenges of others. Through our many programs — grants, volunteerism, disaster relief, workplace giving — I'm proud we're able to make a difference in the lives of others.

What excites you about the company's corporate and brand giving?

Kathryn: In 1921, we made our first donation to the Boy Scouts. In 2011, we donated $1 million to support immunobiology and vaccine development at the Children's Hospital in Oakland, Calif. As we've grown, so has our ability to support our communities and help in times of disaster. Giving isn't an afterthought; it's part of our success. I'm thrilled to continue our legacy and excited to find new ways to create shared value for Clorox and our communities.

GIFT TO CHILDREN'S HOSPITAL WILL HELP KNOCK OUT DEVASTATING DISEASE

Clorox has long been a supporter of family health and well-being. This fiscal year, we demonstrated our commitment to this cause in a significant way, announcing a $1 million gift to the Children's Hospital & Research Center Oakland. The money will go toward research that aims to develop a vaccine against meningococcal disease. Meningococcal bacteria cause potentially deadly infections triggering meningitis and sepsis. Millions of children and young adults throughout the world are affected by this disease.

The gift aligns strategically with our mission to safeguard family well-being with a focus on infection prevention. It also continues our longstanding tradition of supporting organizations within our hometown of Oakland, Calif. Most importantly, it brings the medical community one step closer to eradicating the devastating meningococcal disease worldwide.




Check-In
for CHECKUPS
Children's Health Fund


POWER A BRIGHT FUTURE
CLOROX
GRANTS FOR SCHOOL PROGRAMS

Brand Support of Causes Is a

WINNING PROPOSITION

When our brands support causes our consumers care about, everyone wins. We benefit from aligning our brands with strategic causes. Our nonprofit partners receive publicity and funding for the issues they champion. And concerned consumers feel even more satisfied knowing their purchases are contributing to a greater cause.


GLAD
your purchase = $1
to help kids with cancer
3
glad to give

The Clorox® brand's recent work with the Children's Health Fund (CHF) — the leading pediatric provider of mobile-based health care for homeless and low-income children and their families in the U.S. — nails this winning formula. For nearly 100 years, moms across America have trusted Clorox® products to disinfect their homes and help keep their families healthy. So it was a natural fit for us to partner with CHF and elevate our commitment to keeping families well.

Over the course of two years, the brand will donate $500,000 to CHF to help support their goal of providing 500,000 health care visits to disadvantaged children across the country. In addition, we're donating $1* for each new fan on the Clorox® Facebook page. We're also sponsoring the "Check-In for Checkups" program, through which we're donating 10 cents to CHF every time a consumer "checks in" with a healthy habit on our website.

Together, Clorox and CHF believe preventive health care and everyday healthy habits are key ingredients for helping kids grow up healthy. Aligning our brand with CHF helps us put this belief into action.

*Donations are up to $100,000.

GLOBAL REPORTING INITIATIVE		Reported	Page/Location
Strategy and Analysis			
1.1	CEO Statement	Fully	3-5
1.2	Description of key impacts, risks and opportunities	Fully	3-5, 9, 14, 18, www.CloroxCSR.com/performance/stakeholder-engagement/
Organizational Profile			
2.1	Name of the organization	Fully	1
2.2	Primary brands, products and services	Fully	6, 7
2.3	Operational structure	Fully	Inside front cover, 7
2.4	Headquarters location	Fully	Back cover
2.5	Countries of operation	Fully	www.TheCloroxCompany.com/company/global.html
2.6	Nature of ownership and legal form	Fully	Inside front cover, 6
2.7	Markets served	Fully	7, www.TheCloroxCompany.com/company/global.html
2.8	Scale of organization	Fully	6, 7, 38-41
2.9	Significant changes during the reporting period regarding size, structure, or ownership	Fully	4
2.10	Awards received during the reporting period	Fully	www.CloroxCSR.com/performance/, www.CloroxCSR.com/diversity/, www.CloroxCSR.com/planet/
Report Parameters			
Report Profile			
3.1	Reporting Period	Fully	Inside front cover
3.2	Date of most recent previous report	Fully	Oct. 1, 2010; Inside front cover
3.3	Reporting cycle	Fully	Inside front cover
3.4	Contact	Fully	Inside front cover, corporatecommunications@clorox.com
Report Scope and Boundary			
3.5	Process for defining report content	Fully	Inside front cover, 3, 14
3.6	Boundary of the report	Fully	Inside front cover
3.7	Limitations of the scope or boundary of the report	Fully	Inside front cover
3.8	Basis for reporting on joint ventures, subsidiaries, leased facilities, outsourced operations, and other entities that could affect comparability	Fully	Form 10K Item 7 page 15, http://investors.TheCloroxCompany.com/sec.cfm
3.9	Data measurement techniques and assumptions	Fully	Inside front cover
3.10	Explanation of the effect of any restatements of information provided in earlier reports	Fully	Inside front cover, Form 10K Item 7 pages 2, 7-9, http://investors.TheCloroxCompany.com/sec.cfm
3.11	Significant changes from previous reporting periods in the scope, boundary, or measurement methods applied in the report	Fully	Inside front cover, Form 10K Item 7 pages 2, 7-9, http://investors.TheCloroxCompany.com/sec.cfm
GRI Content Index			
3.12	GRI content index	Fully	33-37
Assurance			
3.13	Policy and current practice with regard to seeking external assurance for the report	Fully	Inside front cover, 37, 42

Governance, Commitments, and Engagements		Reported	Page/Location
Governance			
4.1	Governance structure	Fully	10, 11, scorecard foldout, www.CloroxCSR.com/charters/
4.2	Indicate whether the Chair of the highest governance body is also an executive officer	Fully	Chairman is CEO, www.CloroxCSR.com/guidelines/ (Directors tab > Board leadership)
4.3	State the number of and gender of members of the highest governance body that are independent and/or nonexecutive members	Fully	10 board members are independent, scorecard foldout, 11, www.CloroxCSR.com/board-of-directors/
4.4	Mechanism for shareholders and employees to provide recommendations or direction to the board	Fully	www.TheCloroxCompany.com/contactus.html
4.5	Linkage between compensation for members of the board, senior managers, and executives and the organization's performance	Fully	www.CloroxCSR.com/charters/
4.6	Processes in place for the board to ensure conflicts of interest are avoided	Fully	www.CloroxCSR.com/charters/
4.7	Process for determining the qualifications and expertise of the members of the board for guiding the organization's strategy on economic, environmental and social topics	Fully	www.CloroxCSR.com/charters/
4.8	Statements of mission or values, codes of conduct, and principles relevant to economic, environmental, and social performance and the status of their implementation	Fully	9-11, 14
4.9	Board procedures for overseeing the organization's identification and management of economic, environmental, and social performance, including relevant risks and opportunities, and adherence or compliance with internationally agreed standards, codes of conduct, and principles	Fully	www.CloroxCSR.com/charters/
4.10	Processes for evaluating the board's own performance	Fully	www.CloroxCSR.com/charters/
Commitments to External Initiatives			
4.12	Externally developed economic, environmental, and social charters, principles, or other initiatives to which the organization subscribes or endorses	Fully	9, 20-21, 26-29, 30-32, www.CloroxCSR.com/purpose/, www.CloroxCSR.com/planet/commitments/
4.13	Memberships in associations and/or national/international advocacy organizations in which the organization has positions in governance bodies; participates in projects or committees; provides substantive funding beyond routine dues; or views membership as strategic	Fully	13, www.CloroxCSR.com/stakeholder-engagement/, www.CloroxCSR.com/planet/
Stakeholder Engagement			
4.14	List of stakeholder groups engaged by the organization	Fully	14, www.CloroxCSR.com/stakeholder-engagement/ www.CloroxCSR.com/planet/
4.15	Basis for identification and selection of stakeholders with whom to engage	Fully	www.CloroxCSR.com/stakeholder-engagement/
4.16	Approaches to stakeholder engagement, including frequency of engagement by type and by stakeholder group	Fully	www.CloroxCSR.com/stakeholder-engagement/
4.17	Key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns, including through its reporting	Fully	www.CloroxCSR.com/stakeholder-engagement/
Management Approach and Performance Indicators			
Economic			
DMA	Disclosure on management approach	Fully	3-5
EC1	Economic value generated and distributed, including revenues, operating costs, employee compensation, donations and other community investments, retained earnings, and payments to capital providers and governments	Fully	Scorecard foldout, 38-41

Management Approach and Performance Indicators *(continued)*		Reported	Page/Location
EC3	Coverage of the organization's defined benefit plan obligations	Fully	23, www.TheCloroxCompany.com/careers/benefits.html, www.CloroxCSR.com/investment/
Indirect Economic Impacts			
EC8	Development and impact of infrastructure investments and services provided primarily for public benefit through commercial, in-kind, or pro-bono engagement	Fully	Scorecard foldout, 31, 32
EC9	Understanding and describing significant indirect economic impacts, including the extent of impacts	Fully	Form 10K PDF Item 1.A pages 9-18, http://investors.TheCloroxCompany.com/sec.cfm
Environmental			
DMA	Disclosure on management approach	Fully	9, 20, 28, www.CloroxCSR.com/planet
Materials			
Energy			
EN3	Direct energy consumption by primary energy source	Fully	www.CloroxCSR.com/planet/energy/
EN5	Energy saved due to conservation and efficiency improvements	Fully	Scorecard foldout, 28, www.CloroxCSR.com/planet/energy/
EN6	Initiatives to provide energy-efficient or renewable energy based products and services, and reductions in energy requirements as a result of these initiatives	Fully	28, www.CloroxCSR.com/planet/energy/
Water			
EN8	Total water withdrawal	Partially	28, www.CloroxCSR.com/planet/water/ (Usage is not currently broken down by source.)
EN9	Water sources significantly affected by withdrawal of water	Fully	28, www.CloroxCSR.com/planet/water/
Biodiversity			
EN11	Location and size of land owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas	Fully	www.CloroxCSR.com/planet/biodiversity-habitat/
EN13	Habitats protected or restored	Fully	www.CloroxCSR.com/planet/biodiversity-habitat/
Emissions, Effluents, and Waste			
EN16	Total direct and indirect greenhouse gas emissions by weight	Fully	28, www.CloroxCSR.com/planet/ghg/
EN17	Other relevant indirect greenhouse gas emissions by weight	Fully	28, www.CloroxCSR.com/planet/ghg/
EN18	Initiatives to reduce greenhouse gas emissions and reductions achieved	Fully	Scorecard foldout, 28, www.CloroxCSR.com/planet/ghg/
Products and Services			
EN26	Initiatives to mitigate environmental impacts of products and services, and extent of impact mitigation	Fully	20, 21, 27-29, 20, www.CloroxCSR.com/products-sustainability/, www.CloroxCSR.com/planet/
EN27	Percentage of products sold and their packaging materials that are reclaimed by category	Fully	20, www.CloroxCSR.com/products-sustainability/
Compliance			
Transport			
EN29	Significant environmental impacts of transporting products and other goods and materials used for the organization's operations, and transporting members of the workforce	Fully	28
EN30	Total environmental protection expenditures and investments by type	Fully	$4 million: Sustainability strategy, energy reductions, LEED certification, community efforts, employee support/training

Management Approach and Performance Indicators *(continued)*		Reported	Page/Location
Overall			
Labor Practices			
DMA	Disclosure on management approach	Fully	10-11, 22-25
Employment			
LA1	Total workforce by employment type, employment contract and region, broken down by gender	Partially	24-25 (Data not broken down by employment contract or region)
LA2	Total number and rate of new employee hires and employee turnover by age group, gender, and region	Partially	24-25 (Turnover not broken down by regions and new hire data not included)
LA3	Benefits provided to full-time employees that are not provided to temporary or part-time employees	Fully	www.TheCloroxCompany.com/careers/benefits.html, www.CloroxCSR.com/investment/
Labor/Management Relations			
LA4	Percentage of employees covered by collective bargaining agreements	Fully	24
Occupational Health and Safety			
LA6	Percentage of total workforce represented in formal joint management-worker health and safety committees that help monitor and advise on occupational health and safety programs	Fully	24
LA7	Rates of injury, occupational diseases, lost days, and absenteeism, and number of work-related fatalities by region	Partially	24 (Absenteeism, occupational diseases and lost days not provided)
LA8	Education, training, counseling, prevention, and risk-control programs in place to assist workforce members, their families, or community members regarding serious diseases	Fully	24, www.CloroxCSR.com/workplace-safety/
Training and Education			
LA11	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings	Fully	www.CloroxCSR.com/investment/
LA12	Percentage of employees receiving regular performance and career development reviews	Fully	23
Diversity and Equal Opportunity			
LA13	Composition of governance bodies and breakdown of employees per category according to gender, age group, minority group membership, and other indicators of diversity	Fully	Scorecard foldout, 24
LA15	Return to work and retention rates after parental leave, by gender.	Fully	Female: 93%, Male: 100%
Human Rights			
DMA	Disclosure on management approach	Fully	11, 24
Investment and Procurement Practices			
HR1	Percentage and total number of significant investment agreements and contracts that include clauses incorporating human rights concerns, or that have undergone human rights screening	Fully	11
HR3	Total hours of employee training on policies and procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained	Fully	11,000 hours, 84% average employee completion rate across training modules
Non-Discrimination			
Child Labor			
HR6	Operations identified as having significant risk for incidents of child labor, and measures taken to contribute to the elimination of child labor	Fully	11, www.CloroxCSR.com/conduct/
Forced and Compulsory Labor			
HR7	Operations identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of forced or compulsory labor	Fully	11, www.CloroxCSR.com/conduct/
HR8	Percentage of security personnel trained in the organization's policies or procedures concerning aspects of human rights that are relevant to operations	Fully	100%
HR10	Percentage and total number of operations that have been subject to human rights reviews and/or impact assessments	Fully	11

Management Approach and Performance Indicators *(continued)*		Reported	Page/Location
Society			
DMA	Disclosure on management approach	Fully	11
Community			
Corruption			
SO2	Percentage and total number of business units analyzed for risks related to corruption	Fully	100%, www.CloroxCSR.com/conduct/
SO3	Percentage of employees trained in organization's anti-corruption policies and procedures	Fully	11
SO10	Prevention and mitigation measures implemented in operations with significant potential or actual negative impacts on local communities	Fully	www.CloroxCSR.com/products-safety/, www.CloroxCSR.com/workplace-safety/
Public Policy			
SO5	Public policy position and participation in public policy development and lobbying	Fully	www.CloroxCSR.com/stakeholder-engagement/
Product Responsibility			
DMA	Disclosure on management approach	Fully	www.CloroxCSR.com/products-safety/
Customer Health and Safety			
PR1	Life cycle stages in which health and safety impacts of products and services are assessed for improvement, and percentage of significant products and services categories subject to such procedures	Fully	100%, www.CloroxCSR.com/products-safety/, www.CloroxCSR.com/images/pdf/Product_Safety_Steps.pdf
Product and Service Labeling			
PR3	Type of product and service information required by procedures, and percentage of significant products and services subject to such information requirements	Fully	www.CloroxCSR.com/products-safety/
Marketing Communications			
PR5	Practices related to customer satisfaction, including results of surveys measuring customer satisfaction	Fully	www.CloroxCSR.com/delighting-consumers/
PR6	Programs for adherence to laws, standards, and voluntary codes related to marketing communications, including advertising, promotion, and sponsorship	Fully	www.CloroxCSR.com/delighting-consumers/

GHG VERIFICATION

We have conducted a partial verification of The Clorox Company's (Clorox) Greenhouse Gas (GHG) inventory for the 2010 calendar year. The primary objectives of the verification were to determine if Clorox's reported GHG emissions were calculated in accordance with their selected estimation methodologies and to determine if Clorox's 2010 GHG emissions inventory met the 95% threshold for accuracy.

We conducted verification activities to assess accuracy and conformance with the objectives stated above. We verified the Clorox GHG Inventory using the following standards:

- Emissions factors published in eGrid2007, and the US EPA (40 CFR Part 98 Table C-1); and,
- ISO 14064-3 (Specifications with Guidance for the Validation and Verification of Greenhouse Gas Assertions).

For purposes of this partial verification, the boundary chosen was Carbon Dioxide emissions from 24 Clorox operated facilities in the United States. The operational boundary selected was all electricity use directly associated with the operation of these 24 facilities, and the combustion of natural gas for space heating.

Based on the results of our verification activities, we find no reason to believe that material errors or omissions exist in the selected portion of Clorox's 2010 GHG Inventory. We also find the included inventory is accurate relative to the requirements of the verification criteria.

H. Dru Krupinsky – Senior Strategist, Sustainability Services
For Cameron-Cole, LLC
Oakland, California
August, 2011

Cameron-Cole, LLC
50 Hegenberger Loop
Oakland, CA 94621
www.cameron-cole.com


Cameron-Cole

Condensed Consolidated Statements of EARNINGS

Years ended June 30 Dollars in millions, except per share amounts	2011	2010	2009
Net sales	$ 5,231	$ 5,234	$ 5,158
Cost of products sold	2,958	2,915	2,954
Gross profit	2,273	2,319	2,204
Selling and administrative expenses	735	734	703
Advertising costs	502	494	474
Research and development costs	115	118	113
Restructuring and asset impairment costs	4	4	19
Goodwill impairment	258	—	—
Interest expense	123	139	161
Other (income) expense, net	(27)	25	25
Earnings from continuing operations before income taxes	563	805	709
Income taxes on continuing operations	276	279	237
Earnings from continuing operations	287	526	472
Discontinued operations:			
Earnings from Auto businesses, net of tax	23	77	65
Gain on sale of Auto businesses, net of tax	247	—	—
Earnings from discontinued operations	270	77	65
Net earnings	$ 557	$ 603	$ 537
Earnings per share			
Basic			
Continuing operations	$ 2.09	$ 3.73	$ 3.36
Discontinued operations	1.97	0.55	0.46
Basic net earnings per share	$ 4.06	$ 4.28	$ 3.82
Diluted			
Continuing operations	$ 2.07	$ 3.69	$ 3.33
Discontinued operations	1.95	0.55	0.46
Diluted net earnings per share	$ 4.02	$ 4.24	$ 3.79
Weighted average shares outstanding (in thousands)			
Basic	136,699	140,272	139,015
Diluted	138,101	141,534	140,169

Condensed Consolidated BALANCE SHEETS

As of June 30 Dollars in millions, except share amounts	**2011**	2010
ASSETS		
Current assets		
Cash and cash equivalents	**$ 259**	$ 87
Receivables, net	**525**	540
Inventories, net	**382**	332
Assets held for sale, net	**—**	405
Other current assets	**113**	125
Total current assets	**1,279**	1,489
Property, plant and equipment, net	**1,039**	966
Goodwill	**1,070**	1,303
Trademarks, net	**550**	550
Other intangible assets, net	**83**	96
Other assets	**142**	144
Total assets	**$ 4,163**	$ 4,548
LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY		
Current liabilities		
Notes and loans payable	**$ 459**	$ 371
Current maturities of long-term debt	**—**	300
Accounts payable	**423**	409
Accrued liabilities	**442**	491
Income taxes payable	**41**	74
Total current liabilities	**1,365**	1,645
Long-term debt	**2,125**	2,124
Other liabilities	**619**	677
Deferred income taxes	**140**	19
Total liabilities	**4,249**	4,465
Commitments and contingencies		
Stockholders' (deficit) equity		
Preferred stock: $0.001 par value; 5,000,000 shares authorized; none issued or outstanding	**—**	—
Common stock: $1.00 par value; 750,000,000 shares authorized; 158,741,461 shares issued at June 30, 2011 and 2010; and 131,066,864 and 138,764,511 shares outstanding at June 30, 2011 and 2010, respectively	**159**	159
Additional paid-in capital	**632**	617
Retained earnings	**1,143**	920
Treasury shares, at cost: 27,674,597 and 19,976,950 shares at June 30, 2011 and 2010, respectively	**(1,770)**	(1,242)
Accumulated other comprehensive net losses	**(250)**	(371)
Stockholders' (deficit) equity	**(86)**	83
Total liabilities and stockholders' (deficit) equity	**$ 4,163**	$ 4,548

Condensed Consolidated Statements of STOCKHOLDERS' (DEFICIT) EQUITY

Dollars in millions, except share amounts	Preferred Stock Shares (000)	Preferred Stock Amount	Common Stock Shares (000)	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Shares Shares (000)	Treasury Shares Amount	Accumulated Other Comprehensive Net (Losses) Gains	Total	Total Comprehensive Income
Balance at June 30, 2008	—	$ —	158,741	$ 159	$ 534	$ 386	(20,703)	$ (1,270)	$ (179)	$ (370)	
Comprehensive income											
Net earnings						537				537	$ 537
Translation adjustments, net of tax of $5									(78)	(78)	(78)
Change in valuation of derivatives, net of tax of $24									(39)	(39)	(39)
Pension and postretirement benefit adjustments, net of tax of $31									(51)	(51)	(51)
Total comprehensive income											$ 369
Accrued dividends						(264)				(264)	
Employee stock plans					40	(17)	1,120	64		87	
Other					5	(2)				3	
Balance at June 30, 2009	—	—	158,741	159	579	640	(19,583)	(1,206)	(347)	(175)	
Comprehensive income											
Net earnings						603				603	$ 603
Translation adjustments, net of tax of $1									9	9	9
Change in valuation of derivatives, net of tax of $4									10	10	10
Pension and postretirement benefit adjustments, net of tax of $26									(43)	(43)	(43)
Total comprehensive income											$ 579
Accrued dividends						(290)				(290)	
Employee stock plans					38	(26)	1,980	114		126	
Treasury stock purchased							(2,374)	(150)		(150)	
Other						(7)				(7)	
Balance at June 30, 2010	—	—	158,741	159	617	920	(19,977)	(1,242)	(371)	83	
Comprehensive income											
Net earnings						557				557	$ 557
Currency translation adjustments, net of tax of $12									54	54	54
Change in valuation of derivatives, net of tax of $3									5	5	5
Pension and postretirement benefit adjustments, net of tax of $39									64	64	64
Accrued dividends						(306)				(306)	
Employee stock plans and other					15	(28)	2,078	127	(2)	112	(2)
Total comprehensive income											$678
Treasury stock purchased							(9,776)	(655)		(655)	
Balance at June 30, 2011	**—**	**$ —**	**158,741**	**$159**	**$632**	**$1,143**	**(27,675)**	**$(1,770)**	**$(250)**	**$ (86)**	

Condensed Consolidated Statements of CASH FLOWS

Years ended June 30 Dollars in millions	2011	2010	2009
Operating activities:			
Net earnings	$ 557	$ 603	$ 537
Deduct: Earnings from discontinued operations	270	77	65
Earnings from continuing operations	287	526	472
Adjustments to reconcile earnings from continuing operations to net cash provided by continuing operations:			
Depreciation and amortization	173	183	188
Share-based compensation	32	60	58
Deferred income taxes	73	24	(1)
Asset impairment costs	2	—	3
Goodwill impairment costs	258	—	—
Other	10	(15)	5
Changes in:			
Receivables, net	(33)	(21)	(10)
Inventories, net	(37)	6	(5)
Other current assets	21	(9)	(8)
Accounts payable and accrued liabilities	(52)	30	(39)
Income taxes payable	(44)	(20)	1
Net cash provided by continuing operations	690	764	664
Net cash provided by discontinued operations	8	55	74
Net cash provided by operations	698	819	738
Investing activities:			
Capital expenditures	(228)	(201)	(196)
Proceeds from sale of businesses, net of transaction costs	747	—	—
Businesses acquired, net of cash acquired	—	(19)	—
Other	25	(9)	—
Net cash provided by (used for) investing activities from continuing operations	544	(229)	(196)
Net cash used for investing activities by discontinued operations	—	(2)	(1)
Net cash provided by (used for) investing activities	544	(231)	(197)
Financing activities:			
Notes and loans payable, net	87	(52)	(334)
Long-term debt borrowings, net of issuance costs	—	296	11
Long-term debt repayments	(300)	(598)	—
Treasury stock purchased	(655)	(150)	—
Cash dividends paid	(303)	(282)	(258)
Issuance of common stock for employee stock plans and other	93	80	41
Net cash used for financing activities	(1,078)	(706)	(540)
Effect of exchange rate changes on cash and cash equivalents	8	(1)	(9)
Net increase (decrease) in cash and cash equivalents	172	(119)	(8)
Cash and cash equivalents:			
Beginning of year	87	206	214
End of year	$ 259	$ 87	$ 206
Supplemental cash flow information:			
Interest paid	$ 131	$ 149	$ 161
Income taxes paid, net of refunds	295	301	275
Non-cash financing activities:			
Dividends declared and accrued, but not paid	80	78	70

Report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM on Condensed Consolidated Financial Statements

The Board of Directors and Stockholders of The Clorox Company

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Clorox Company at June 30, 2011 and 2010 and the related consolidated statements of earnings, stockholders' equity (deficit), and cash flows for each of the three years in the period ended June 30, 2011 (not presented separately herein) and in our report dated August 25, 2011, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements (presented on pages 38 through 41) is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Clorox Company's internal control over financial reporting as of June 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 25, 2011 (not presented separately herein) expressed an unqualified opinion thereon.

Ernst + Young LLP

August 25, 2011
San Francisco, California

Stock Listing

The Clorox Company's common stock is listed on the New York Stock Exchange, identified by the symbol CLX.

Transfer Agent, Registrar and Dividend Disbursing Agent

Inquiries relating to stockholder records, change of ownership, change of address and the dividend reinvestment/direct stock purchase plan should be sent to:

Computershare
P.O. Box 43078
Providence, RI 02940-3078
800-756-8200 or 781-575-2726
TDD 800-952-9245 or 312-588-4110 for hearing impaired
www.computershare.com/investor

Stockholder Information Services

Stockholders can call Clorox Shareholder Direct at 888-CLX-NYSE (259-6973) toll-free 24 hours a day to hear news and messages about Clorox, request company materials or get a 20-minute-delayed stock quote. The latest company news is also available at www.TheCloroxCompany.com.

Dividend Reinvestment/Direct Stock Purchase Plan

Clorox has authorized Computershare to offer a dividend reinvestment/direct stock purchase plan. Registered stockholders can purchase additional shares. Nonstockholders may join the plan with an initial investment, lump sum or bank debit. Most fees are paid by Clorox. For more information or plan materials, call 888-CLX-NYSE (259-6973) or contact Computershare (see above).

Management Report on Internal Control Over Financial Reporting

Clorox management, under the supervision and with the participation of the chief executive officer and chief financial officer, has assessed the effectiveness of the company's internal control over financial reporting as of June 30, 2011, and concluded that it is effective. For more information, see Item 9.A. of the company's annual report on Form 10-K for the fiscal year ended June 30, 2011.

2011 Financial Information

The preceding pages of The Clorox Company 2011 annual report contain summary financial information. Full financial statements are provided in the company's 2011 proxy statement. Detailed financial information is available without charge through the following sources:

The company's proxy statement is available at www.TheCloroxCompany.com.

The company's annual report on Form 10-K for the fiscal year ended June 30, 2011, is available at www.TheCloroxCompany.com and through the SEC's EDGAR database. Printed copies are available by calling 888-CLX-NYSE (259-6973).

CEO/CFO Certifications

The most recent certifications by the company's chief executive officer and chief financial officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the company's annual report on Form 10-K for the fiscal year ended June 30, 2011. The company has also filed with the New York Stock Exchange the most recent annual CEO certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Forward-Looking Statements

Except for historical information, matters discussed in the annual report are forward-looking statements and are based on management's estimates, assumptions and projections. Actual results could vary materially. Please review the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in the company's annual report on Form 10-K for the fiscal year ended June 30, 2011, and subsequent SEC filings, for factors that could affect the company's performance and cause results to differ materially from management's expectations. The information in this report reflected management's estimates, assumptions and projections as of August 25, 2011. Clorox has not made updates since then and makes no representation, express or implied, that the information is still current or complete. The company is under no obligation to update any part of this document.

Comparative Stockholder Returns

The graph below compares the cumulative total stockholder return of The Clorox Company's common stock for the last five fiscal years with the cumulative total return of the Standard & Poor's 500 Stock Index and a composite index composed of the Standard & Poor's Household Products Index and Housewares & Specialties Index (referred to below as Peer Group) for a five-year period ending June 30, 2011. The composite index is weighted based on market capitalization as of the end of each quarter during each of the last five years. The graph lines merely connect the prices on the dates indicated and do not reflect fluctuations between those dates.

Comparison of 5-Year Cumulative Total Return*
Among The Clorox Company, the S&P 500 Index and a Peer Group


$140
$120
$100
$80
$60
2006
2007
2008
2009
2010
2011
Peers: $131
Clorox: $128
S&P 500: $116

*$100 invested on 6/30/06 in stock or index, including reinvestment of dividends. Fiscal year ends June 30.



The Clorox Company
1221 Broadway
Oakland, CA 94612
510-271-7000
www.TheCloroxCompany.com

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